April 26, 2013

VIA EDGAR CORRESPONDENCE

Brian Cascio

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3030

Washington, DC 20549-7553

Re:	Dresser Rand Group Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-32586

Dear Mr. Cascio:

Enhancement of Dresser-Rand Group Inc.’s (“Dresser-Rand”) disclosures is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all of our filings. This letter sets forth Dresser-Rand’s responses to the comments of the Staff contained in the Staff’s letter dated March 29, 2013.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.	We note your CEO’s reference in your March 1, 2013 conference call to the delay of several major project closings from 2012 to mid-2013 and that you estimate that the impact of these delays is on the order of magnitude of $150 million. Please tell us where you include in the Management’s Discussion and Analysis of Financial Condition and Results of Operations a discussion of the effect of the delay of these projects on your revenue or provide us and include such disclosure in your future filings in accordance with Item 303(a)(ii) of Regulation S-K. In this regard, we note that some of the problems with closing these projects were described by your CEO in your November 2, 2012 conference call. To the extent there are any known trends or uncertainties with respect to closing projects that will have a material favorable or unfavorable impact on your revenues, please disclose those trends or uncertainties in your future filings.

Mr. Brian Cascio

Securities and Exchange Commission

Dresser-Rand manufactures and sells complex equipment for large capital projects. Due to the size of the projects and the processes and governance that our clients apply in placing and executing such orders, it is common in our business and the broader oil and gas industry to have delays in booking new unit orders or making deliveries. For this reason, we often have described our business to investors as “lumpy.” In an effort to capture this characteristic of our business, we have included a discussion of these factors in the sections captioned “Revenues” on pages 34 and 36 and in the “New Units” sections on pages 35 and 38. The disclosure is as follows:

Generally, oil prices and other macroeconomic conditions that affect the oil and gas industry have an impact on our business over an extended period of time. On a quarterly or annual basis, however, there is typically not a direct correlation of short-term volatility in these factors to our periodic financial results. Fluctuations in revenues and bookings are generally due to variability in the timing and size of very large orders in the new units segment, which is typical in the oil and gas industry. This occurs because our equipment, in many cases, is used in very large capital projects that take years to plan and execute, and such projects do not occur on a regular or consistent basis due to their size, location and long-term relationship to global energy supply and demand. While a change in these factors at a macroeconomic level will tend to have a corresponding overall effect on our revenue, the timing of such effect on our quarterly or even annual revenues is not directly correlated because of the very long lead times required to evaluate the macroeconomic landscape and then plan and execute the projects.

The intent of this disclosure was to describe volatility in revenue volumes and order bookings as normal for our business. To the extent unusual factors materially impact our revenue volumes and order bookings, we will disclose such factors in future filings.

The $150 million discussed by our CEO in our March 1, 2013 conference call was not a comment on the delay of revenues in the year, but rather a comment on the booking of new unit orders for the fourth quarter. During the third quarter conference call, we had provided guidance to the investment community about the expectations for bookings for the fourth quarter. In the March 1, 2013 conference call, the CEO’s comment explained the reasons for the difference between the new unit booking expectations that were previously disclosed and the actual new unit bookings received. A difference between actual new unit bookings and expectations in the fourth quarter would not have an impact on our revenues for the year ended December 31, 2012, because the cycle time from booking to shipment of new unit orders is four to fifteen months (as discussed on page 31 of the Form 10-K). These were large orders and, to the extent that these orders were delayed beyond the first half of 2013 as discussed in the conference call, we could reasonably expect the related deliveries and the resulting recognition of revenues to occur a year or more from the date these new unit bookings are ultimately received.

It should also be noted that, because this was an explanation of the difference between actual new unit bookings and expectations, this would not require explanation in the “Bookings and backlog” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. When comparing the year ended December 31, 2012 to the year ended December 31, 2011, new unit bookings increased by approximately 9%. As a result, the $150 million was not a component of the change in bookings from 2011 to 2012 (i.e., the 2012 new unit bookings simply would have been higher by $150 million had the delay not occurred).

Mr. Brian Cascio

Securities and Exchange Commission

The delay in projects discussed in the November 2, 2012 conference call is not part of a trend because that delay was related to revenues (as opposed to bookings), and the causes of those delays were unrelated to those discussed in the March 1, 2013 conference call. The $150 million delay in new unit bookings discussed by our CEO on March 1, 2013 was the result of client delays in placing new unit orders, while the delay in revenues discussed in our November 3, 2012 conference call was the result of nonrecurring unusual events that affected the execution of deliveries and the resulting recognition of revenue.

To the extent there are any known trends or uncertainties with respect to closing projects that we expect to have a material favorable or unfavorable impact on our revenues, we will disclose those trends or uncertainties in our future filings.

Results of Operations, page 31

2.	Please tell us and separately quantify the effects of the material reasons for changes in your consolidated and segment revenues. Also, please tell us the reasons for the changes in your gross margins on your revenue, quantifying separately the effect of prices and volume. We note your reference on page 32 to “higher volume” as a reason for revenue increase in the year ended December 31, 2012. Please clarify the specific reasons for this increase. Similarly, explain to us what drove the $205.4 million increase in revenue for your Aftermarket Parts and Services segment, beyond the effect of having a full year of Guascor revenues. Furthermore, please tell us what drove the changes in your bookings and backlog. In this regard, we note your CEO’s reference to certain new unit awards in your March 1, 2013 conference call. Additionally, please address these matters in future filings as applicable.

The portion of the response to comment 1 above regarding volatility in revenue is also relevant to this comment. The reference on page 32 to “higher volume” principally relates to the timing issues discussed above. These are normal in our business and the broader oil and gas industry. Our intent was for the discussion quoted in the response to comment 1 to provide an additional understanding of the normal causes of fluctuations in our business and, by extension, explain why volumes were higher in the period. There were no other underlying factors that had a material impact on the volumes.

We have very large orders, and a substantial portion of these orders are “engineered to order.” There are not standard price lists for many of our products. Most orders are priced in response to a request for quotation based on a cost estimate plus a profit margin. As such, it would be rare for an order to be identical to any other order because pricing tends to be order specific. This makes a traditional volume-price-mix analysis impracticable for purposes of analyzing gross margin. For this reason, we have included the sentence in the “Revenues” caption which states, “…the highly engineered nature of our worldwide products and services does not easily lend itself to measuring the impact of price, volume and mix on changes in our total revenues from year to year.” To supplement this disclosure and to give investors a sense of the reasons for the changes in revenues and gross margins, we refer to other factors, such as labor hours, that directionally indicate that volumes are higher (or lower), but are not quantifiable in the context of a traditional volume-price-mix analysis.

Mr. Brian Cascio

Securities and Exchange Commission

Excluding the impact of the Guascor acquisition, the increase in aftermarket parts and services revenues was principally volume related, and was driven by improved market conditions in general, but in particular, in the Middle East and Latin America. Our intent was to convey this in the following statement on page 35: “…the Company has experienced aftermarket growth in most geographic segments, but particularly in the Middle East and Latin America.”

As discussed in the response to comment 1, the $150 million discussed by our CEO in our March 1, 2013 conference call did not affect the fact that 2012 bookings were greater than 2011 bookings. The increase in bookings and backlog were caused by different factors in each segment, which we intended to convey in the following statements that are disclosed on page 33:

The increase in new unit bookings reflects continuing recovery across worldwide energy infrastructure markets, with major orders from the midstream and upstream markets. The increase in aftermarket parts and services bookings reflects the ongoing economic improvement in most regions, particularly the Middle East and Latin America. Guascor contributed approximately $109.5 million of incremental bookings in 2012 resulting from the effect of having a full year of Guascor bookings in 2012 versus only eight months in the year ended December 31, 2011. The increase was partially offset by a decrease in market activity in the power sector. During the year ended December 31, 2011, the Company was awarded contracts for compression equipment and services, which include up to 80 DATUM compressor trains that will be installed on eight floating production, storage and offloading (FPSO) vessels. In the year ended December 31, 2011, approximately $410.0 million and $60.0 million were reflected in the Company’s new units and aftermarket bookings, respectively.

Similar disclosures were made on page 35. The new unit awards mentioned in the March 1, 2013 conference call are addressed in the language quoted above with reference to “major orders from the midstream and upstream markets.” To the extent applicable, we will address these matters in future filings.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies—Revenue Recognition, page F-11

3.	We note that you enter into multiple-element revenue arrangements or contracts, which may include any combination of designing, developing, manufacturing, modifying and commissioning complex products to customer specifications and providing related services. Please explain to us in greater detail how you apply the guidance in FASB ASC 605-25 to your products or services. Further explain to us how you determine separate deliverables for the products listed on page seven.

In applying the guidance in FASB ASC 605-25, separate contracts with the same entity or related parties that are entered into at or near the same time are evaluated as a single arrangement in considering whether there are one or more deliverables. For example, we may receive a contract to release engineering work and subsequently receive a contract to manufacture the product based on that engineering. We consider these contracts one arrangement for purposes of applying the guidance in FASB ASC 605-25.

Mr. Brian Cascio

Securities and Exchange Commission

Certain of the products listed on page seven may be provided together in an arrangement, while some are not typically sold together. In addition to the products listed on page seven, we perform installation and commissioning, training, and other services, and we purchase any number of standard items from third parties (“buyouts”) that support the application in which our equipment is being used. For example, we may purchase a standard gas turbine engine from a third party, that would be used to drive our equipment, and we may be engaged to perform the installation of the equipment. Generally, buyouts, installation and commissioning, training and each of the products on page seven are considered separate deliverables because of a number of characteristics, including, but not limited to the following:

•	Clients would purchase each of those products or services apart from other products or services

•	The products and services being provided are at the request of the client and for the client’s sole benefit apart from any other product or service in the transaction

•	The other deliverables can be performed without the service or product in question being performed or delivered

•	Contractual payments are typically tied to the delivery or performance of the specific product or services

•	The skills or equipment required to perform the services are readily available in the marketplace

•	Clients attribute significant value to each product or service

We apply the FASB ASC 605-25 separation and allocation model to determine how the discrete deliverables defined above should be separated into units of accounting and the amount of arrangement consideration to be allocated to those separate units of accounting. Generally, each of the deliverables described above is a separate unit of accounting because each deliverable has value to our clients on a standalone basis. Such deliverables are either sold separately by third party vendors or the client could resell the deliverables on a standalone basis. In addition, the client could purchase buyouts directly from third party vendors, but this is not common because of the synergies we provide to the client in performing both activities. Furthermore, we are not always engaged by our clients to perform installation and commissioning services as there are other contractors that can provide such services. We evaluate and apply the criteria outlined in ASC 605-25 consistently to arrangements with similar characteristics and in similar circumstances.

Because of the complexity of our contracts and the long cycle times from order to delivery, our policy is to define all of the units of accounting in an arrangement within 30 days of receiving the order based on their relative selling price. As discussed in the response to comment 2 above, in response to a request for a quotation, we generally price our products based on a cost estimate plus a profit margin that gives due consideration to market conditions as well as client and entity-specific factors. These prices are consistent with the prices at which we would transact if the units of accounting were sold regularly on a standalone basis.

Mr. Brian Cascio

Securities and Exchange Commission

Our sales contracts do not contain general rights of return clauses relative to any of our equipment, and our units of accounting are not required by accounting literature to be recorded at fair value.

On occasion, our contracts may contain remedies for contingencies that result in a deferral of payment by the client until such contingency is met (on time delivery, for example). Revenue attributable to a contingency is not recorded until the contingency is satisfied. Furthermore, the amount of revenue recognized on any separate unit of accounting is limited to the amount of cash we are legally entitled to receive at the time all other revenue criteria are met.

Note 20. Segment Information, page F-41

4.	We note that you do not disclose quantitative information about your products and services. Please tell us how you considered the guidance in FASB ASC 280-10-50-40 requiring disclosure of revenues from external customers for each product and service (or each group of similar products and services) unless it is impracticable to do so. If it is impracticable, you should disclose that fact.

We acknowledge the Staff’s comment and will provide further detail of revenues from external customers for similar products and services as required under ASC 280-10-50-40 in all financial statements included in future Annual Reports on Form 10-K.

There are no services in our new equipment segment. Our products consist of equipment that has similar margins, clients and distribution channels. The nature of the production processes is similar across our equipment and in many cases equipment can be manufactured at multiple locations.

Services consist of repairs and field services for equipment and are substantially the same worldwide. Although our service centers have some capabilities that are not replicated by our field services organization, both types of activities are dedicated to the repair and improvement of equipment. Globally, service centers and field services have similar margins.

The products within our aftermarket parts and services segment consist solely of parts. Like our equipment, our parts have similar clients and distribution processes, and the production processes are similar.

The class of clients that we provide products and services to is similar across all of our products and services. Our clients are principally large oil and gas companies and national oil companies. There is not a material amount of revenues that would be with a different class of client.

Mr. Brian Cascio

Securities and Exchange Commission

The additional disclosure will appear in our footnote for Segment Reporting in our consolidated financial statements and will appear in the table immediately following the description of our reportable segments. As an example, we will include the following disclosure in the financial statements to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

	2013	2012	2011
External revenues by products and services
Products	XXXXX	$1,301.6	$1,082.2

New units	XXXXX	$1,301.6	$1,082.2

Products	XXXXX	$859.6	$751.6
Services	XXXXX	575.2	477.8

Aftermarket parts and services	XXXXX	$1,434.8	$1,229.4

In connection with its response, Dresser-Rand acknowledges that:

•	Dresser-Rand is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Dresser-Rand may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone me at (713) 354-5858, or Mark Mai, our Vice President, General Counsel and Secretary, at (713) 973-5356.

Sincerely,

Raymond L. Carney Jr.

Vice President, Controller and Chief

    Accounting Officer